Exhibit 99.2

PETAQUILLA MINERALS LTD.

For the Three Months Ended September 30, 2013 and August 31, 2012

Management’s Discussion and Analysis
Of Financial Condition and Results of Operations

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Limited (“PTQ” or the “Company”) reports the financial results for the three months ended September 30, 2013 which have been prepared on the basis of available information up to November 21, 2013. Management’s discussion and analysis should be read in conjunction with the condensed interim consolidated financial statements and related notes thereto of the Company, as at and for the three months ended September 30, 2013 and the audited consolidated financial statements and related notes, as at and for the thirteen months ended June 30, 2013.

On August 19, 2013, the Company announced a change of its fiscal year end from May 31st to June 30th. The Company’s consolidated financial statements for fiscal 2013 therefore included operations for a period of thirteen months from June 1, 2012 to June 30, 2013. As a result of the change in the fiscal year end, the condensed interim consolidated financial statements include operations for the three month period from July 1, 2013 to September 30, 2013 while the comparatives include operations for the three month period from June 1, 2012 to August 31, 2012. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of the three months ended September 30, 2013 and August 31, 2012 in the condensed interim consolidated financial statements. The comparative information presented, although for the same length of period, may not be comparable.

FORWARD-LOOKING STATEMENTS

Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of construction, gold production and capital expenditure costs. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures unit cash cost per ounce of gold equivalent sold, earnings before interest, tax, depreciation and amortization (“EBITDA”), adjusted EBITDA, operating margin, and working capital. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared using IFRS. More specifically, Management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide, among others: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold, (ii) the trend in costs as the mine matures, (iii) an internal benchmark of performance to allow for comparison against other mines (iv) the ability of the Company to generate earnings associated with positive cash flows and (v) the Company’s ability to settle liabilities due within one year.

Cash cost per ounce of gold equivalent sold includes mine site operating costs such as mining, processing, administration, information technology, safety, health, environment management and by product credits from the sale of silver and aggregates but is exclusive of amortization, depreciation, depletion, reclamation costs, capital costs, exploration and evaluation costs, royalties and corporate administration costs.

BASIS OF PREPARATION

The condensed interim consolidated financial statements for the three months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements for the three months ended September 30, 2013 should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to the condensed interim consolidated financial statements for the three months ended September 30, 2013, and are based on IFRS issued and outstanding as of November 21, 2013, the date the Board of Directors approved the condensed interim consolidated financial statements for the three months ended September 30, 2013.

OVERALL PERFORMANCE

Executive Highlights

Financial Performance – Continuing Operations

Key Performance Indicator	3 months ended		Var.
	September 30 and
	August 31
	FY 2014	FY 2013
Gold revenue	$12.6M	$25.4M	(50%)
Aggregates revenue	$8.0M(1)	$0.4M	1900%
Operating profit	$2.5M	$10.6M	(76%)
Earnings (loss) from operations	($3.1M)(1)	$5.2M	(160%)
Net income (loss)	($2.1M)(1)	$3.7M	(157%)
EBITDA	($0.9M)(1)	$9.7M	(109%)
Adjusted EBITDA	($0.7M)(1)	$12.5M	(106%)
Cash cost per ounce of gold sold	$753(2)	$532	42%
Realized gold price	$1,312	$1,595	(18%)
(1)

During the three months ended September 30, 2013, aggregates sales have been 34% below the amount originally budgeted for that period within the contract signed between the Company and First Quantum. This situation represented $3 million less in aggregates revenue during the three months ended September 30, 2013, and also impacting in other lines within the consolidated statement of operations for the three months ended September 30, 2013, like Earnings (loss) from operations and Net Income (loss).

(2)

After considering an adjustment to the cash cost per ounce of gold sold based on the above-mentioned gap in aggregates sales between actual and contractual budgeted figures, cash cost per ounce of gold sold for the three months ended September 30, 2013 would have been calculated within a range of $550 - $600.

 Operational Performance

Key Performance Indicator		3 months ended		Var.
		September 30 and
		August 31
		FY 2014	FY 2013
•	Gold production	9.2koz	17.9koz	(49%)
•	Gold Equivalent production	9.5koz	18.5koz	(49%)
•	Gold stockpiled(1)	149.9koz	112.3koz	33%
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

Business Overview

The Company is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and selected acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. The Company received its operating permit from the Government of Panama on November 18th, 2009, authorizing the Company to proceed to commercial production of its 100% owned Molejon deposit. The Company achieved commercial production on January 8th, 2010, after having run its operations at an average of 70% of its normal capacity for a consecutive period of 30 days.

In addition, through Iberian Resources Corp. (“Iberian”) acquired in 2011, the Company owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”).

On September 5th 2012, Inmet Mining Corporation (“Inmet”) launched a hostile bid for the Company by offering to purchase all of the issued and outstanding common shares of the Company for $0.48 per share, subsequently revised to $0.62 per share. On its recommendation for the shareholders of the Company not to tender their shares to Inmet’s offer, the Board of Directors of the Company highlighted the key value drivers of the Company’s strategy: a cash-flow producing gold mine in operation, an extensive land package with recognized exploration potential and critical for the development of Inmet’s Cobre Panama mining infrastructure, immediate availability of large quantities of construction grade aggregates required for the works of the Cobre Panama project and PDI’s highly skilled work force uniquely available in the Petaquilla Mining District and several mining projects in Iberia, namely the Lomero Poyatos mine, all located along the Iberian Pyrite Belt. On the expiry of Inmet’s offer, November 5th 2012, the Company shareholders rejected the Offer which unsuccessfully expired in accordance with its own terms. The Company still stands by the above value drivers as the key pillars of its value creation strategy going forward.

Subsequently to the failed hostile takeover, the Company and Inmet signed a binding term sheet outlining an agreement between the companies related to the procurement of construction aggregates, the use of an area adjacent to the Company’s Molejon site for future construction of support facilities for Inmet’s Cobre Panama project and the settlement of certain claims including the waiver of pending and future royalties to be received by Inmet as further detailed below:

  An agreement for the delivery of aggregate materials and screened rocks with a total value up to $100 million over a three-year period, to be provided by the Company’s infrastructure affiliate, Panama Desarrollo de Infraestructura, S.A. (“PDI”), to the Cobre Panama project, with a minimum guaranteed amount of $75 million. This agreement has been executed effectively in March 2013 and PDI has commenced deliveries to the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Cobre Panama project immediately thereafter. Sales of aggregates to Inmet during the three months ended September 30, 2013 totaled $8.0 million.

  A lease over a 10-year period of certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. During the three months ended September 30, 2013, $0.3 million has been recognized within non-operating income (expenses) of the condensed interim consolidated statements of operations.

  Forgiveness of past accrued royalties (see Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), all future royalties and release of certain monetary claims by Inmet and Minera Panama, S.A., Inmet’s Panamanian subsidiary that is developing the Cobre Panama project.

Subsequent to this agreement Inmet was itself the object of a successful hostile takeover bid by First Quantum Minerals (FQM) who have re-confirmed the above terms as previously signed between Petaquilla and Inmet.

The acquisition of Inmet by FQM has opened a very material opportunity for the Company, through PDI, to develop an alternative cash-flow stream by selling aggregates and other mining services to FQM. Accordingly, the Company has re-assigned some mining and crushing equipment to ensure a timely delivery to the above-mentioned FQM’s order for $100 million of different types of aggregate material, also partly explaining the reduction in gold production during the three months ended September 30, 2013.

The business performance during the three months ended September 30, 2013 has been focused on continuing to stockpile low grade ore material looking forward to increase gold production through the start up of a heap leaching operation expected to be occurred during the first half of calendar 2014, to consolidate the aggregates business throughout the execution of the $100 million worth contract signed between the Company and First Quantum and to expand the potential for the Company of PDI’s new aggregates and infrastructure business with FQM.

OPERATING PERFORMANCE

	Q1	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2013(3)	2013	2013	2013	2013	2012	2012	2012	2012	2012
Gold mined – oz	22,873	18,887	22,367	25,865	36,713	103,832	31,590	36,304	37,056	33,203	138,153
Gold stockpiled – oz(1)	149,944	142,957	118,154	115,544	112,266	142,957	95,896	84,572	63,878	43,213	95,896
Gold produced – oz	9,171	11,912	17,674	20,025	17,882	67,493	17,725	14,163	18,100	18,014	68,002
Gold equivalent produced – oz	9,452	12,191	18,013	20,518	18,459	69,181	18,122	14,427	18,496	18,458	69,503
Gold equivalent sold – oz	10,191	14,196	14,598	17,905	17,597	64,296	15,546	13,040	16,297	17,987	62,870
Average realized gold price ($/oz)	1,312	$1,473	$1,647	$1,695	$1,595	$1,601	$1,617	$1,622	$1,717	$1,600	$1,640
Cash cost per ounce of gold equivalent sold ($/oz) (2)	$753	$540	$692	$528	$532	$569	$650	$616	$546	$537	$584
(1)	Total ounces of gold stockpiled for heap leaching production as at the end of each period.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

(2)

  See table below that provides with reconciliation of cash cost per ounce of gold equivalent sold to total cost of sales per the condensed interim consolidated financial statements for the three months ended September 30, 2013.

(3)	Four month quarter.

  Inmet’s attempted takeover bid of September 5th, 2012, impacted the Company’s ability to execute a high-yield debt transaction. The Company had been in the final stages of closing a potential $210 million senior secured notes offering which would have strengthened the balance sheet to secure the long-term development of the Company, including the acquisition of additional mining equipment required to increase the feed rate of the new 4-ball mill plant setup and to prepay Deutsche Bank as a condition for the then planned spin-out of PDI. At a hearing with the British Columbia Securities Commission (“BCSC”), held on October 13th at the request of Inmet, the Company was formally instructed by the BCSC not to pursue its debt raising effort until a final outcome of Inmet’s takeover bid was declared. In the opinion of the BCSC the Company’s shareholders were entitled to decide on Inmet’s offer as it was presented before them and the Company was, therefore, deemed bound to respect such terms. As a result the Company was forced to delay the acquisition of critical mining and process equipment needed to complete the expansion of the Molejon gold mine, effectively preventing the Company from increasing the mining rate required by the newly installed additional milling capacity which was intended to compensate for a planned reduction in the average processed ore grades. As a consequence of not having closed financing and despite a significant ramp-up of throughput to the Mill Plant since the commissioning of the fourth ball mill and the other auxiliary equipments associated with the expansion of the production capacity (an increase of 30% in processed ore has been achieved during the last quarter of fiscal 2013 as it was planned), gold mined during the three months ended September 30, 2013 decreased 38% compared to the first quarter of fiscal 2013, mainly due to said shortage of mining equipment. This effect was further compounded by the recent requirement to share mining and crushing equipment between gold and aggregates production. As a result, gold produced has decreased 49% during the three months ended September 30, 2013 compared to the three months ended August 31, 2012. These events contributed to the Company’s inability to fulfill its delivery obligations to Deutsche Bank during the three months ended September 30, 2013 and as a consequence the Company has settled such obligations in cash.

  In the meantime the Company has acquired additional mining and crushing equipment and expects to re-balance the mining and process operations, including the additional processing of aggregates for FQM, during the course of the second quarter of fiscal 2014.

  The aggregates business and in particular, the initial deliveries, during the three months ended September 30, 2013, to the aggregates contract signed between PDI and Minera Panama, S.A. (“MPSA”), worth up to $100 million, made it possible to compensate for the decrease in gold production and significantly contributing to keep cash costs per ounce of gold sold within a reasonable level despite the significant decrease in gold sold. Sales of aggregates represent for the Company a material recovery of its mining costs at Molejon mine helping also to compensate for the decrease in gold prices occurred during the three months ended September 30, 2013.

  Total ounces of gold stockpiled for future heap leaching production as at September 30, 2013 were at 150koz. As part of the Company's plans to increase gold production at its Molejon gold

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  mine, these stockpiles of ore will be processed through on/off leach pad methodology combined with a commercial heap leaching stage expected to be commissioned during calendar year 2014.

  During the three months ended September 30, 2013, the Company has delivered, or settled in cash, 4,455 ounces of gold and 45,600 ounces of silver to Deutsche Bank. The Company has an obligation to deliver 25,695 ounces of gold and 301,600 ounces of silver in future periods (see Notes 1 and 14 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

  The following table provides a reconciliation of cash costs per ounce of gold equivalent sold to total cost of sales per the audited consolidated financial statements:

	Q1	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2013	2013	2013	2013	2013	2012	2012	2012	2012	2012
Production costs ($’000)(2)	15,918	13,465	14,675	13,461	11,339	52,940	14,217	9,419	10,708	11,549	45,893
Less sales of aggregates ($’000)	(7,981)	(4,366)	(167)	(1,172)	(377)	(6,082)	(1,235)	-	-	-	(1,235)
Less Cost Associated to JV MECO/PDI ($’000)	-	(1,020)	(3,949)	(867)	(235)	(6,071)	(1,249)	-	-	-	(1,249)
Less Royalties ($’000)(1)	(260)	(413)	(463)	(1,963)	(1,358)	(4,197)	(1,623)	(1,384)	(1,812)	(1,898)	(6,717)
Cash operating costs ($’000)	7,677	7,666	10,096	9,459	9,369	36,590	10,110	8,035	8,896	9,651	36,692
Gold equivalent sold (oz)	10,191	14,196	14,598	17,905	17,597	64,296	15,546	13,040	16,297	17,987	62,870
Cash cost per ounce of gold equivalent sold ($/oz)	$753	$540	$692	$528	$532	$569	$650	$616	$546	$537	$584
(1)

  On February 25, 2013, the Company and Inmet Mining Corporation (“Inmet”) signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet and camp site procurement in the District of Donoso, Panama. In conjunction with this term sheet, Inmet has waived its right to 5% royalties from the Company’s sales at its Molejon mine. The waiver resulted in a gain of $13,348,341 that has been recorded within non-operating income (expenses) during the three months ended February 28, 2013.

(2)

  Some reallocations of revenues and costs of production have been made in connection with the disclosure of the results of our infrastructure subsidiary, Panama Desarrollo de Infraestructura, S.A. (“PDI”). Sales of aggregates were originally disclosed as a by-product against cost of production. However, since PDI has started to execute during the last quarter of the thirteen months ended June 30, 2013, an aggregate purchase contract signed with Minera Panama SA (“MPSA”) in amount of $100 million over a three-year period, due to its materiality the Company re-classified the sales of aggregates from cost of production to revenue for comparative purposes.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  SELECTED FINANCIAL INFORMATION (1)

	Q1	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
Key Financial Data (000’s)	2014	2013(3)	2013	2013	2013	2013	2012	2012	2012	2012	2012
Revenue - Total	$20,627	$24,057	$28,457	$31,700	$26,453	$110,667	$25,807	$18,832	$25,311	$26,177	$96,127
Gold	12,646	20,400	22,732	27,423	25,369	95,924	22,591	18,832	25,310	26,177	92,910
Aggregates	7,981	4,366	167	1,172	377	6,082	1,235	-	-	-	1,235
JV PDI / MECO	-	(819)	4,531	1,664	556	5,932	1,387	-	-	-	1,387
Other construction	-	110	1,027	1,441	151	2,729	595	-	-	-	595
Operating margin	2,537	466	10,511	14,405	10,611	35,993	8,137	6,330	10,630	9,835	34,932
Net income (loss)	(2,142)	(25,698)	15,767	1,609	3,720	(4,602)	4,047	4,507	8,897	4,969	22,420
EBITDA	(942)	(4,364)	6,322	11,386	9,721	23,065	2,260	3,607	7,362	10,815	24,044
Adjusted EBITDA	(687)	-	7,612	14,861	12,480	34,953	4,497	5,716	9,488	12,765	32,466
Working capital (deficit)(2)	(97,368)	(85,609)	(27,686)	(46,852)	(42,214)	(85,609)	(41,775)	(43,491)	(31,033)	(27,136)	(41,775)
Long term liabilities	41,885	43,780	54,808	50,286	52,454	43,780	49,727	55,012	68,089	73,765	49,727
Total Liabilities	177,985	164,667	143,602	143,645	133,173	164,667	130,322	124,004	122,672	120,670	130,322
Cash position	12,169	13,720	25,680	16,665	12,742	13,720	11,962	9,781	12,540	11,626	11,962
Total Assets	$230,748	$217,977	$222,907	$206,759	$193,490	$217,977	$186,251	$179,214	$175,873	$135,966	$186,251
(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)	See Note 1 to the condensed interim consolidated financial statements for the three months ended September 30, 2013.
(3)	Four month quarter.

  Following is reconciliation between the Net income (loss) and the EBITDA for each of the periods disclosed within the previous selected financial information.

	Q1	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2013(1)	2013	2013	2013	2013	2012	2012	2012	2012	2012
Net income (loss)	($2,142)	($25,698)	$15,767	$1,609	$3,720	(4,602)	$4,047	$4,507	$8,897	$4,969	$22,420
Finance (income) expense, net	672	3,123	187	440	735	4,485	1,363	499	151	161	2,174
Non-operating (income) expenses	(1,644)	8,085	(12,902)	5,503	762	1,448	(6,603)	(4,482)	(5,659)	893	(15,851)
Depreciation, depletion & amortization	2,172	10,126	3,270	3,834	4,504	21,734	3,453	3,083	3,973	4,792	15,301
EBITDA	($942)	($4,364)	$6,322	$11,386	$9,721	$23,065	$2,260	$3,607	$7,362	$10,815	$24,044
(1)	Four month quarter.

  As has been disclosed, the Company is actively pursuing financing alternatives in order to fund its long-term development plan, re-finance short-term liabilities and terminate its existing gold and silver prepayment contracts and convertible loan with Deutsche Bank, effectively freeing an average of approximately 1,500 gold equivalent ounces monthly. By selling gold and silver at

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  the prevailing spot prices, the Company anticipates that it will realize increases in its sales prices, and as a consequence an increase in its free cash flow and EBITDA.

  The following table presents, on an as adjusted basis, the calculation of Company’s EBITDA, after giving effect to the termination of prepaid forward minerals purchase contracts entered with Deutsche Bank and some other non-recurring items recorded. Nevertheless, as from May 2014 gold deliveries committed to Deutsche Bank will be reduced from the current level of 1,485 gold ounces monthly to 900 gold ounces monthly through the end of the prepayment agreements with Deutsche Bank, effectively freeing 600 gold ounces into monthly free cash flow.

	Q1	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2014	2013(1)	2013	2013	2013	2013	2012	2012	2012	2012	2012
EBITDA	($942)	($4,364)	$6,322	$11,386	$9,721	$23,065	$2,260	$3,607	$7,362	$10,815	$24,044
Termination of prepaid forward minerals purchase contracts	255	311	1,290	3,475	2,759	7,835	2,237	2,109	2,126	1,950	8,422
Community support agreement (2)	-	4,053	-	-	-	4,053	-	-	-	-	-
Adjusted EBITDA	($687)	-	$7,612	$14,861	$12,480	$34,953	$4,497	$5,716	$9,488	$12,765	$32,466

(1)	Four month quarter.
(2)

  During the four months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

  RESULTS OF OPERATIONS

  The Company’s condensed interim consolidated financial statements for the three months ended September 30, 2013, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”) and all amounts are expressed in United States dollars unless otherwise indicated.

  The results of the Company reflect its ongoing administrative costs, net of interest and other income (expenses), revenues from the sales of gold and silver, aggregates and construction contracts performed by PDI (see Note 20 to the audited consolidated financial statements for the three months ended September 30, 2013), production and operating expenses and amortization and depletion. Commercial production at the Molejon Gold mine commenced on January 8, 2010.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  SUMMARY OF RESULTS ($’000) (1)

	2013	2013	2013	2012	2012	Total	2012	2012	2011	2011	Total
	Sept 30	Jun 30	Feb 28	Nov 30	Aug 31	2013	May 31	Feb 29	Nov 30	Aug 31	2012
	Q1	Q4	Q3	Q2	Q1		Q4	Q3	Q2	Q1
Revenues	20,627	24,057	28,457	31,700	26,453	110,667	25,807	18,832	25,311	26,177	96,127
Production costs	(15,918)	(13,465)	(14,675)	(13,461)	(11,339)	(52,940)	(14,217)	(9,419)	(10,708)	(11,549)	(45,893)
Depreciation and depletion(2)	(2,172)	(10,126)	(3,271)	(3,834)	(4,503)	(21,734)	(3,453)	(3,083)	(3,973)	(4,792)	(15,301)

Operating Margin	2,537	466	10,511	14,405	10,611	35,993	8,137	6,330	10,630	9,836	34,933

General and administrative	(3,650)	(6,272)	(3,788)	(4,307)	(3,026)	(17,393)	(6,431)	(2,339)	(3,492)	(1,966)	(14,228)
Donations and community relations(3)	(134)	(4,395)	(413)	(478)	(276)	(5,562)	(621)	63	(640)	(345)	(1,543)
Exploration and evaluation costs	(1,717)	(3,991)	(3,132)	(2,008)	(1,984)	(11,115)	(2,231)	(3,477)	(2,824)	(1,372)	(9,904)
Share-based payments	(150)	(298)	(126)	(60)	(108)	(592)	(47)	(53)	(285)	(130)	(515)

Earnings (loss) from Operations	(3,114)	(14,490)	3,052	7,552	5,217	1,331	(1,193)	524	3,389	6,023	8,743

Finance income (expenses), net	(672)	(3,123)	(187)	(440)	(735)	(4,485)	(1,363)	(499)	(151)	(161)	(2,174)
Non-operating income (expenses)	1,644	(8,085)	12,902	(5,503)	(762)	(1,448)	6,603	4,482	5,659	(893)	15,851

Net income (loss)	(2,142)	(25,698)	15,767	1,609	3,720	(4,602)	4,047	4,507	8,897	4,969	22,420

Other comprehensive income (loss)	1,445	(238)	184	1,086	558	1,590	(2,703)	(2,484)	-	-	(5,187)

Comprehensive income (loss)	(697)	(25,936)	15,951	2,695	4,278	(3,012)	1,344	2,023	8,897	4,969	17,233

Earnings (loss) per share – basic and diluted – Total	($0.01)	($0.12)	$0.07	$0.01	$0.02	($0.02)	$0.02	$0.02	$0.03	$0.03	$0.10

(1)	Certain changes have been done to some information disclosed in previous periods for comparative purposes.
(2)

  During the four months ended June 30, 2013, additional depreciation has been recorded due to the measurement of PDI’s operations upon de-classification as held-for-distribution to owners. See Note 8 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

(3)

  During the four months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. See Note 16 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

  RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THE THREE MONTHS ENDED AUGUST 31, 2012

  Operating Margin

  During the three months ended September 30, 2013 operating margin was $2.5 million compared to $10.6 million obtained during the three months ended August 31, 2012. This decrease of 76% in the operating margin was due to the following reasons:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

    Revenues and production costs

  During the three months ended September 30, 2013 gold sold totaled 9,868 ounces, a decrease of 43% compared to the three months ended August 31, 2012 (17,320 ounces). Total revenues (see Note 17 to the condensed interim consolidated financial statements for the three months ended September 30, 2013) and production costs were $20.6 million and $15.9 million, respectively, corresponding to an average sales price of $1,312 and a cash cost per ounce sold of $753. Total revenues for the three months ended September 30, 2013 decreased by 22% compared to the three months ended August 31, 2012 mainly due to the following reasons:

  - 43% decrease in gold ounces sold (9,868 oz vs. 17,320 oz);
  - 18% decrease in average sales price ($1,312 vs. $1,595);
  - Offset by an increase of 1900% in sales of aggregates from our Panamanian infrastructure subsidiary PDI ($8.0 million vs. $0.4 million).

  Production costs for the three months ended September 30, 2013 increased by 40% compared to the three months ended August 31, 2012 due mainly to the increase in PDI’s aggregates business. As a consequence of the 43% decrease in ounces of gold sold during the three months ended September 30, 2013 compared to the three months ended August 31, 2012, cash costs per ounce of gold sold at $753, for the three months ended September 30, 2013 increased by 42% compared to the three months ended August 31, 2012 ($532).

    Depreciation and depletion

  Depreciation of production equipment and depletion of mineral properties was $2.2 million for the three months ended September 30, 2013 compared to $4.5 million for the three months ended August 31, 2012. The decrease of 51% was related basically to a lower depletion for the three months ended September 30, 2013 due to a 49% decrease in gold produced during the three months ended September 30, 2013 compared to the three months ended August 31, 2012 (9,171 oz vs. 17,882 oz).

  Earnings from operations

  During the three months ended September 30, 2013 earnings from operations decreased by 160% to a loss from operations of $3.1 million compared to the three months ended August 31, 2012. The decrease in earnings from operations was mainly due to the above-mentioned decrease of 76% in the operating margin compared to the three months ended August 31, 2013.

  Net income (loss)

  Net income for the three months ended September 30, 2013 decreased by 157% to a net loss of $2.1 million compared to an income of $3.7 million for the three months ended August 31, 2012. Following is a variance analysis showing the main reasons for this decrease:

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

		Variance
		($ millions)%
Net income for the three months ended August 31, 2012		3.7	-
•	Decrease in Operating Margin(1)	(8.1)	(76%)
•	Increase in Expenses	(0.2)	4%
•	Decrease in Finance income (expenses), net	0.1	(9%)
•	Increase in Non-operating income (expenses)(2)	2.4	316%
Net loss for the three months ended September 30, 2013		(2.1)	(157%)

(1)	22% decrease in revenue and 40% increase in cost of production.
(2)	Increase of $2.4 million in non-operating income (expenses) has been mainly due to the following reasons:

    A gain of $1.9 million in mark-to-market valuations on share purchase warrants, embedded derivatives, derivative obligations and conversion features (see Note 19 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

    A gain of $0.5 million related to the lease of certain lands owned by the Company for establishment of temporary and permanent camp space for First Quantum’s Cobre Panama project (see Notes 12 and 19 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

  Cash Flow

  Operating Activities

  Cash flow generated from operations during the three months ended September 30, 2013 at $0.4 million, decreased by 85% compared to $2.3 million for the three months ended August 31, 2012.

  The decrease in cash flow generated from operations is attributable mainly to the increase in working capital needs to achieve the higher volume to be mined at our Molejon mine in connection with low grade ore to be processed through a commercial stage of heap leaching projected to start up in calendar 2014, and aggregates material that the company has been selling since March 2013 within the terms of the agreement signed with Minera Panama, S.A. worth up to $100 million. In addition, during the three months ended September 30, 2013 the Company has settled in cash its commitments with Deutsche Bank instead of delivering gold and silver physically, increasing the outflows in $3.5 million compared to the three months ended August 31, 2012.

  Financing Activities

  There was a net cash inflow of $2.7 million from financing activities during the three months ended September 30, 2013, compared to a net cash inflow of $3.9 million during the three months ended August 31, 2012.

  The decrease in $1.2 million in cash provided by financing activities during the three months ended September 30, 2013 was mainly due to an increase of $5.4 million in repayment of long-term debt offset by an increase of $4.3 million in proceeds from new bank loans.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Investing Activities

  There was a net cash outflow of $3.8 million for the three months ended September 30, 2013, compared to a net cash outflow of $7.2 million for the three months ended August 31, 2012. The decrease of $3.4 million in the cash used for investing activities during the three months ended September 30, 2013 was mainly due to a lower expenditure in mineral properties, plant & equipment.

  LIQUIDITY AND CAPITAL RESOURCES

  Although during the three months ended September 30, 2013 gold equivalent sold at 10,191 ounces decreased by 42% compared to the three months ended August 31, 2012, sales of aggregates in connection with the contract signed between the Company and First Quantum increased by 1900%, compensating significantly for the decrease in gold revenue and keeping cash costs at a reasonable level considering the above-mentioned decrease in gold production and in addition the decrease in gold prices during the three months ended September 30, 2013.

  Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities due within one year. As at September 30, 2013 working capital deficiency at $97.4 million, increased by 14% compared to June 30, 2013. The main reason for the mentioned increase has been the increase in accounts payable due to the decrease in gold production and the continued level of material mined at the open pit of Molejon in connection with aggregates production and stockpiling of low grade ore in connection with heap leaching production that is expected to start during the first half of calendar 2014.

  Total assets of the Company as of September 30, 2013 increased by 6% compared to those at the end of fiscal 2013, while total liabilities of the Company as of September 30, 2013 increased by 8% compared to June 30, 2013. As at September 30, 2013, the Company’s equity was at $52.8 million, representing a 1% of decrease compared to the end of fiscal year 2013. This decrease is mainly derived from the net comprehensive loss for the three months ended September 30, 2013 in amount of $0.7 million.

  As it has been disclosed in Note 1 to the condensed interim consolidated financial statements for the three months ended September 30, 2013, the Company is in default of its Forward Gold Purchase Agreement (Note 14 to the condensed interim consolidated financial statements for the three months ended September 30, 2013) as the Company failed to meet its physical delivery requirements and has settled such obligations in cash. The default persists as of the date of the condensed interim consolidated financial statements for the three months ended September 30, 2013 for all agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties (see Note 26 to the condensed interim consolidated financial statements for the three months ended September 30, 2013). However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. The condensed interim consolidated

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  financial statements for the three months ended September 30, 2013 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the condensed interim consolidated financial statements.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, the level of exploration activity, labour risk, the risk of business disruption due to environmentalist activities and political risk. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

  COMMITMENTS

  In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than
	year	2 years	3 years	4-5 years	5 years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	77,473,736	-	-	-	-
Office lease	90,704	57,900	70,800	18,900	-
Obligation under financing lease	4,250,403	4,205,332	3,130,533	968,781	370,053
Bank loans	13,965,909	2,476,729	2,193,883	750,295	-
Fundacion Petaquilla(1)	1,459,000	1,440,000	1,440,000	960,000	-
Community support obligation	3,853,346	-	-	-	-
Convertible loan	5,823,547	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	106,921,645	8,184,961	6,852,716	9,902,425	5,658,661
(1)

  The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

  The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note14 to the condensed interim consolidated financial statements for the three months ended September 30, 2013) and where those ounces are not delivered, paying the shortfall in cash. The Gold Agreement, Silver Agreement and Convertible Loan (Note 11 to the condensed interim consolidated financial statements for the three months ended September 30, 2013) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at September 30, 2013 and to the date of the condensed interim consolidated financial statements, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  In accordance with the land lease agreement (Note 12 to the condensed interim consolidated financial statements for the three months ended September 30, 2013), the Company has received an advance rental payment of $13 million ($758,333 of which has been earned as of September 30, 2013. The Company is committed to making the land available for use by First Quantum for a period of 10 years.

  In conjunction with an arrangement with First Quantum (Note 12 to the condensed interim consolidated financial statements for the three months ended September 30, 2013), the Company also entered into a contract with First Quantum for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three-year period ending September 2015. During the three months ended September 30, 2013, 420,192m3 were delivered under the arrangement with a total value of $7,927,858 (cumulative 632,910m3 for a total value of $11,640,308) and the Company is obligated to make the remaining materials available to First Quantum based on the specifications and delivery schedule agreed pursuant to the subcontract.

  CONTINGENCIES

a)

  On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of September 30, 2013 would have been an increase in cost of sales of approximately $6.2 million should the legislation be enacted and applied retroactively.

b)

  The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

  SUBSEQUENT EVENTS

  Subsequent to the three months ended September 30, 2013:

a)

  During the month of October 2013, the Company paid $1.7 million to Deutsche Bank in settlement of its September 2013 metal delivery requirements pursuant to the Gold Agreement and the Silver Agreement (Note 14 to the condensed interim consolidated financial statements for the three months ended September 30, 2013). The Company is currently in negotiations with Deutsche Bank to reschedule its delivery requirements for the month of October 2013 or settlement of such requirements in cash.

b)	A non-brokered private placement of 14,285,714 Units at a price of CAD$0.35 per Unit has been negotiated and closed, raising gross proceeds of CAD$5,000,000. Proceeds from the

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  private placement will be used for general working capital purposes. Each Unit consists of one common share and one common share purchase warrant, whereby each warrant entitles the holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of CAD$0.45 per share. In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of CAD$200,000.

  CAPITAL STOCK

  At November 21, 2013, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value. The Board of Directors assigns the rights and privileges to each series of preference shares upon issue.

  At September 30, 2013, there were 222,230,161 common shares issued and outstanding. There are no preferred shares issued and outstanding. Refer to the condensed interim consolidated statements of changes in equity for movements in share capital.

  On September 1, 2011 in connection with the acquisition of Iberian (Note 11 to the audited consolidated financial statements for the thirteen months ended June 30, 2013), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

  On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

  As at November 21, 2013, an aggregate of 236,615,875 common shares were issued and outstanding, of which 17,799,111 were recorded by the Company as “treasury shares”. Refer to Notes 10 and 11 to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

  PTQ had the following share purchase warrants outstanding as at November 21, 2013:

Number of Shares Purchase
Warrants Outstanding	Exercise Price	Expiry Date
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014
8,571,430	CAD $0.45	November 15, 2018
5,714,284	CAD $0.45	November 19, 2018

46,443,314

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The following summarizes information about the share options outstanding as at November 21, 2013:

Number of Share
Options Outstanding	Exercise Price	Expiry Date
300,000	CAD $0.52	December 1, 2013
1,169,970	CAD $1.00	December 30, 2013(1)
273,778	CAD $1.00	January 7, 2014(1)
125,000	CAD $1.00	January 26, 2014(1)
2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
1,450,000	CAD $0.56	January 29, 2018
150,000	CAD $0.33	January 29, 2018
550,000	CAD $0.35	January 29, 2018
400,000	CAD $0.34	August 15, 2018

11,628,863
(1)

  1,568,748 finder’s stock options exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45 (see Note 19 to the audited consolidated financial statements for the thirteen months ended June 30, 2013).

  OFF-BALANCE SHEET ARRANGEMENTS

  The Company does not utilize off-balance sheet arrangements.

  RELATED PARTY TRANSACTIONS

  Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in the condensed interim consolidated financial statements for the three months ended September 30, 2013, are as follows.

  The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by directors or officers during the three months ended September 30, 2013 and August 31, 2012. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

    The Company paid for goods and services provided to the Molejon mine of $124,743 during the three months ended September 30, 2013 (August 31, 2012 - $90,170) to companies controlled by the Chairman. As at September 30, 2013, $266,763 was owed to this related party (June 30, 2013 - $349,019).

    The Company paid legal fees of $13,385 during the three months ended September 30, 2013 (August 31, 2012 – $12,655) to a law firm where an officer is a partner and is included within general and administrative expenses. As at September 30, 2013, $209,152 was owed to this related party (June 30, 2013 - $184,641).

  Compensation of key management

  Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months
	ended	ended
	September 30,	August 31,
	2013	2012

	($)	($)
Salaries and short-term employee benefits	828,656	813,991
Share-based payments	115,935	100,489
	944,591	914,480

  SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL JUDGEMENTS AND USE OF ESTIMATES

  The condensed interim consolidated financial statements for the three months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

  The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 2 to the condensed interim consolidated financial statements for the three months ended September 30, 2013, and are based on IFRS issued and outstanding as of November 21, 2013, the date the Board of Directors approved the condensed interim consolidated financial statements for the three months ended September 30, 2013.

  During the three months ended August 31, 2012, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production costs. Certain revenue from the rendering of services was also considered incidental to the Company’s operations and was offset against

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  production costs. The Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $527,798 from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s condensed interim consolidated financial statements for the three months ended August 31, 2012 is disclosed as revenue in the condensed interim consolidated financial statements for the three months ended September 30, 2013 (Note 17 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

  The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

  In preparing the condensed interim consolidated financial statements for the three months ended September 30, 2013, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the thirteen months ended June 30, 2013.

  NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

  The Company has adopted the following new standards, along with any consequential amendments, effective July 1, 2013. These changes are made in accordance with the applicable transitional provisions.

  IFRS 10, Consolidated Financial Statements

  IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company conducted its review of all of its subsidiaries and non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

  IFRS 11, Joint Arrangements

  IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The Standard also eliminates the option to account for jointly controlled entities using the proportionate

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  consolidation method. The Company does not have any joint arrangements as a result of terminating it joint venture with Constructora Meco S.A during the thirteen months ended June 30, 2013. The adoption of IFRS 11 therefore did not have any impact on the Company’s condensed interim consolidated financial statements.

  IFRS 12, Disclosure of interests in other entities

  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of IFRS 12 will result in incremental disclosures in the consolidated financial statements of the Company for the year ending June 30, 2014.

  IFRS 13, Fair value measurement

  IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. The Company has adopted IFRS 13 which is primarily applicable to the Company’s derivative obligation. All required fair value disclosures are included in Note 14 to the condensed interim consolidated financial statements for the three months ended September 30, 2013.

  IFRIC 20, Stripping costs in the Production Phase of a Mine

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Upon adoption of IFRIC 20 on July 1, 2013, the Company assessed the stripping asset on the condensed interim consolidated statement of financial position and determined that it is already associated to the identifiable components of the Company’s Molejon mine. The adoption of IFRIC 20 did not result in any impact on the Company’s condensed interim consolidated financial statements.

  RISK AND UNCERTAINTIES

  The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, PTQ’s financial performance. However, there may be additional risks unknown to Petaquilla and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  The Company operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. Investors should carefully consider the risks described below before investing in the Company’s securities. The occurrence of any of the following events could harm PTQ. If these events occur, the trading price of the Company’s common shares could decline, and investors may lose part or even all of their investment.

  Mining operations and projects are vulnerable to supply chain disruption and Petaquilla’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

  Petaquilla's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables and processing equipment. In the past, Petaquilla and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and Petaquilla has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables or mining equipment, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations. Petaquilla and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables and processing equipment who command superior bargaining power relative to Petaquilla, or Petaquilla could at times face limited supply or increased lead time in the delivery of such items. If Petaquilla experiences shortages, or increased lead times in delivery of strategic spares, critical consumables or processing equipment its results of operations and its financial condition could be adversely affected.

  Petaquilla faces uncertainty and risks in its exploration and project evaluation activities.

  Exploration activities are speculative in nature and project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralized material through exploration drilling. Once mineralization is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:

    future metal and other commodity prices;

    anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

    anticipated recovery rates of gold from the ore; and

    anticipated capital expenditure and cash operating costs.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made. Resource estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and studies can result in new data becoming available that may change previous resource estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources resulting in revisions to previous resource estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs. These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.

  Petaquilla undertakes revisions to its resource estimate based upon actual exploration and production results, new information on geology and fluctuations in production, operating and other costs and which could adversely affect the life-of-mine plans and consequently the total value of Petaquilla's mining asset base. Resource restatements could negatively affect Petaquilla’s results, financial condition and prospects, as well as its reputation. The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. Petaquilla therefore faces intense competition for the acquisition of attractive mining properties.

  From time to time, Petaquilla evaluates the acquisition of exploration properties and operating mines, either as stand-alone assets or as part of companies. Petaquilla’s decisions to acquire these properties have historically been based on a variety of factors including estimates of and assumptions regarding the extent of resources, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. All of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate resources.

  As a result of these uncertainties, the exploration programs and acquisitions engaged in by Petaquilla may not result in the expansion or replacement of the current production with new resources or operations. Petaquilla’s operating results and financial conditions are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing resources. If Petaquilla is not able to maintain or increase its resources, its results of operations and its financial condition and prospects could be adversely affected.

  Petaquilla faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.

  The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project. Petaquilla's decision to develop a mineral property is

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  based on estimates made as to the expected or anticipated project economic returns. These estimates are based on assumptions regarding:

    future gold prices;

    anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

    anticipated recovery rates of gold extracted from the ore; and

    anticipated capital expenditure and cash operating costs.

  Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such estimates.

  There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:

    timing and cost of the construction of mining and processing facilities, which can be considerable;

    availability and cost of skilled labor, power, water and transportation facilities;

    need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and

    availability of funds to finance construction and development activities.

  New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects. Accordingly, Petaquilla's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. Petaquilla’s operating results and financial conditions are directly related to the success of its project developments. A failure in Petaquilla’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.

  The Company may require additional funding in order to continue its operations.

  PTQ has been producing since January 8, 2010 when it achieved commercial production at the Molejon gold property. Considering the increase in cash margin, the improvements in throughput and production capacity at the Plant, the risk of requiring additional funding in order to continue its operations has been reduced. Although this, different sources of funding, depending on the market conditions and the appetite of investors to increase their participation in Company’s business or other projects, may become available and could be considered. However, there can be no assurance that funding from these sources will be sufficient in the future to satisfy the Company’s operational requirements, debt repayments and cash commitments. It will depend on the market expectations, the performance of PTQ’s production and results.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Going concern

  The condensed interim consolidated financial statements for the three months ended September 30, 2013 have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of September 30, 2013, the Company has an accumulated deficit of $130,162,875 (2013 - $128,020,760) and a working capital deficiency of $97,368,564 (2013 - $85,608,791).

  Since previously noted as a subsequent event to the Company's filing of the Q2/13 Consolidated Financial Statements and MD&A, disclosing a shortfall of ounces delivered to Deutsche Bank for the month of December 2012, defined as a default under the terms of the Forward Gold and Silver Agreements and, by consequence, the Convertible Loan Agreement, the Company has been progressively remediating this default situation, by delivering additional metal or making additional cash payments to Deutsche Bank. Full settlement of these overdue deliveries was completed by a cash payment to Deutsche Bank, on September 13th, for all ounces due up to August 31st. Other than these recently settled delivery defaults, the Company has also been notified by Deutsche Bank of certain other conditions of default, non-financially related, and Deutsche Bank has consequently reserved its rights under the Forward Gold and Silver Agreement and Convertible Loan Agreement until full remediation by the Company of such conditions of default. Management and Deutsche Bank have been jointly working on the required remediation actions and management expects that full compliance with the covenants of the subject Agreements should be achieved during Q2/14 and, therefore, does not expect that Deutsche Bank will call for an early repayment of its open debt balances if the Company promptly remediates the said outstanding conditions of default. Nevertheless, in accordance with IAS 1, the Company is required to re-classify all of the Deutsche Bank debt as short-term liabilities and continue to do so for as long as the conditions of default are not remediated.

  The re-classification of Deutsche Bank debt as current liabilities, despite management's confidence that all conditions of default will be remedied during the first half of fiscal 2014, raises doubts about the Company's ability to continue as a going concern if it is called upon to early settle all of the Deutsche Bank liabilities. Despite its favorable assets impairment test and positive cash-flow budget for FY14, the Company’s ability to continue as a going concern may be dependent on the remedy of the remaining non-financial default conditions.

  As also disclosed in previous filings, the Company is discussing alternative financing arrangements with several parties (see Note 26 to the condensed interim consolidated financial statements for the three months ended September 30, 2013) and believes that such discussions will result in the Company obtaining sufficient liquidity to fund its long-term development plan, alleviate the current working capital deficit and pay-out Deutsche Bank's outstanding debt. However, there is no assurance that such financing will be obtained or obtained on commercially favorable terms. The condensed interim consolidated financial statements for the three months ended September 30, 2013 do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed interim consolidated financial statements for the three months ended September 30, 2013.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Petaquilla's level of indebtedness could adversely affect its business.

  Although this risk could affect the financial situation of PTQ, as disclosed in Note 1 to the condensed interim consolidated financial statements for the three months ended September 30, 2013, it has been managed appropriately making possible that all amounts owing for its Forward Gold and Silver Purchase Agreements were paid as at September 30, 2013. The Company has been discussing alternative financing arrangements with several parties (see Note 26 to the condensed interim consolidated financial statements for the three months ended September 30, 2013).

  Due to new acquisitions and growth strategy of the Company, it may incur additional indebtedness in the future. A significant increase in the Company’s debt levels may have important consequences for PTQ, including, but not limited to the following:

    The Company’s ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes or to fund future operations may not be available on terms favorable to PTQ or at all;

    A significant amount of the Company’s operating cash flow is dedicated to the payment of interest on PTQ’s indebtedness, thereby diminishing funds that would otherwise be available for the Company’s operations and for other purposes;

    Increasing the Company’s vulnerability to current and future adverse economic and industry conditions;

    A substantial decrease in net operating cash flows or increase in the Company’s expenses could make it more difficult for the Company to meet its debt service requirements, which could force PTQ to modify its operations;

    The Company’s leveraged capital structure may place it at a competitive disadvantage by hindering its ability to adjust rapidly to changing market conditions or by making PTQ vulnerable to a downturn in its business or the economy in general;

    PTQ may have to offer debt or equity securities on terms that may not be favorable to the Company or to the Company’s shareholders;

    Limiting PTQ’s flexibility in planning for, or reacting to, changes and opportunities in the Company’s business and the industry; and

    The Company’s level of indebtedness increases the possibility that PTQ may be unable to generate cash sufficient to pay the principal or interest due in respect of the Company’s indebtedness.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Petaquilla faces many risks related to its operations that may adversely affect its cash flows and overall profitability.

  Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:

    environmental hazards, including discharge of metals, pollutants or hazardous chemicals;

    industrial accidents;

    fires;

    labor disputes;

    mechanical breakdowns;

    electrical power interruptions;

    encountering unexpected geological formations;

    unanticipated ground conditions;

    ingresses of water;

    process water shortages;

    failure of mining pit slopes, water dams, waste stockpiles and tailings dam walls;

    legal and regulatory restrictions and changes to such restrictions;

    safety-related stoppages;

    other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.

  Mineral prices can fluctuate dramatically and have a material adverse effect on PTQ’s results of operations.

  Petaquilla’s revenues are primarily derived from the sale of gold. The market price for gold fluctuates widely. These fluctuations are caused by numerous factors beyond Petaquilla's control including:

    speculative positions taken by investors or traders in gold;

    changes in the demand for gold as an investment;

    changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;

    changes in the supply of gold from production, disinvestment, scrap and hedging;

    financial market expectations regarding the rate of inflation;

    strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;

    changes in interest rates;

    actual or expected sales or purchases of gold by central banks and the International Monetary Fund;

    gold hedging and de-hedging by gold producers;

    global or regional political or economic events; and

    the cost of gold production in major gold producing countries.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  On November 21, 2013, the afternoon fixing price of gold on the London Bullion Market was $1,240 per ounce. The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.

  A sustained period of significant gold price volatility may adversely affect Petaquilla's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions. If revenue from gold sales falls below the cost of production for an extended period, Petaquilla may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.

  The Company faces risks related to operations in foreign countries.

  Currently the Company’s properties are located in Panama, Spain and Portugal. Panama is a country with a developing mining sector but with no other commercially producing mines. Consequently, PTQ is subject to and the Company’s mineral exploration and mining activities may be affected in varying degrees by, certain risks associated with foreign ownership including inflation, political instability, political conditions and government regulations. Any changes in regulations or shifts in political conditions are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected by government regulations with respect to restrictions on production, restrictions on foreign exchange and repatriation, price controls, export controls, restriction of earnings distribution, taxation laws, expropriation of property, environmental legislation, water use, mine safety and renegotiation or nullification of existing concessions, licenses, permits, and contracts.

  Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

  As part of the strategy to manage this kind of country risk, the Company is looking for diversify its project portfolio. During fiscal 2012, majority of the Company’s shareholders approved the acquisition of Iberian Resources Corp. ("Iberian"). Iberian owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”). According to Lomero-Poyatos NI 43-101 Report, dated May 2012, the Lomero-Poyatos Mine contains an estimated inferred mineral

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  resource of 6.07Mt averaging 4.25 g/t of gold and 88.74 g/t of silver.

  The requirements of the Ley Petaquilla may have an adverse impact on the Company.

  PTQ’s operations in Panama are governed primarily by Law No. 9 of the Legislative Assembly of Panama (the “Ley Petaquilla”), a project-specific piece of legislation enacted in February 1997 to deal with the orderly development of the Cerro Petaquilla Concession.

  The Ley Petaquilla granted a mineral exploration and exploitation concession to Minera Petaquilla, S.A. (“MPSA”), a Panamanian company formed in 1997 to hold the Cerro Petaquilla Concession covering approximately 136 square kilometers in north-central Panama. Although the Company no longer holds an interest in the copper deposits therein, it continues to hold the rights to the Molejon gold deposit and, as the Cerro Petaquilla Concession encompasses this deposit, the Ley Petaquilla governs the Company’s exploration activities.

  The Ley Petaquilla contains fiscal and legal stability clauses necessary in order to obtain project financing and includes tax exemptions on income, dividends and imports. The Ley Petaquilla also provides for an increase in the annual available infrastructure tax credit, higher depreciation rates for depreciable assets which cannot be used in the infrastructure tax credit pool, and a favorable depletion allowance.

  In order to maintain the Cerro Petaquilla Concession in good standing, MPSA must pay to the Government of Panama an annual rental fee of $1.00 per hectare during the first five years of the concession, $2.50 per hectare in the ninth to the tenth years of the concession and $3.50 per hectare thereafter. Initially the annual rental was approximately $13,600 payable by MPSA and funded pro rata by its shareholders. The current annual rental is approximately $34,000. The concession was granted for a 20 year term with up to two 20 year extensions permitted, subject to the requirement to begin mine development and to make a minimum investment of $400 million in the development of the Cerro Petaquilla Concession.

  Under the Ley Petaquilla, MPSA was required to begin mine development by August 2001. However, MPSA was able to defer commencing development operations by one month for every month that the price of copper remained below $1.155 per pound for up to a further five years (i.e. until August 2006 at the latest). In September 2005, the multi-phase Petaquilla Mine Development Plan (the “Plan”) submitted to the Government of Panama by PTQ and MPSA was approved by Ministerial Resolution. The Molejon gold mineral deposit forms part of the Cerro Petaquilla Concession and the first phase of the Plan focus on the advancement of the Molejon gold deposit by PTQ as commenced in 2006. Subsequent phases of the Plan are the responsibility of MPSA.

  The Ley Petaquilla also requires MPSA to (i) deliver an environmental report to the General Directorate of Mineral Resources of the Ministry of Commerce and Industries (“MICI”) for evaluation; (ii) submit, prior to extraction, an environmental feasibility study specific to the project area in which the respective extraction will take place; (iii) submit annually a work plan comprising the projections and approximate costs for the respective year to the MICI; (iv) post letters of credit in support of required compliance and environmental protection guarantees; (v) annually pay surface canons; (vi) annually pay royalties for extracted minerals; (vii) annually

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  present to the MICI detailed reports covering operations and employment and training; (viii) create and participate in the administration of a scholarship fund to finance studies and training courses or professional training for the inhabitants of the communities neighboring the Cerro Petaquilla Concession in the provinces of Cocle and Colon; and (ix) maintain all mining and infrastructure works and services of the project, always complying with the standards and regulations of general application in force that pertain to occupational safety, health and construction.

  For reference, a copy of Law No. 9, as passed by the Legislative Assembly of Panama on February 26, 1997, was provided with PTQ’s Form 20F for the fiscal year ended May 31, 2009, as Exhibit 4.V.

  PTQ’s operations are subject to environmental and other regulation.

  The Company’s current or future operations, including development activities and commencement of production on the Company’s properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, community services and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Other than the Molejon gold mine, there can be no assurance that approvals and permits required to commence production on the Company’s various properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that PTQ will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

  The Company’s potential mining and processing operations and exploration activities in Panama are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, community services and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that PTQ obtain permits from various governmental agencies. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to corporate activities. There can be no assurance, however, that all permits which may be required for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project that the Company might undertake.

  Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

  Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or abandonment or delays in development of new mining properties.

  To the best of PTQ’s knowledge, the Company is currently operating in compliance with all applicable environmental regulations except as to matters under mitigation as requested by the government of Panama.

  The Company’s directors may have conflicts of interest.

  In the event that a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, PTQ will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests. In determining whether or not PTQ will participate in a particular program and the interest therein to be acquired by it, the Company’s directors primarily consider the potential benefits to PTQ, the degree of risk to which the Company may be exposed and the Company’s financial position at that time. Other than as indicated, PTQ has no other procedures or mechanisms to prevent conflicts of interest.

  Environmental protestors

  Various independent environmental groups or individuals would like to prevent the operation of mining in Panama. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals. Although these protests or blockades could happen, the Company has in place a contingency plan to guarantee the continuity of its operations and activities at the Molejon mine.

  INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

  Disclosure controls and procedures

  Management is responsible for the design and maintenance of disclosure controls and procedures.

  Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  decisions can be made regarding public disclosure. Current disclosure controls include meetings with the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and members of the Board of Directors and Audit Committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the Board of Directors and Audit Committee. The Board of Directors has delegated the duties to the Chief Executive Officer whom is primarily responsible for financial and disclosure controls.

  Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2013 and during the process have not identified any additional material weakness in internal controls than that identified during the thirteen months ended June 30, 2013 and that is described below within the analysis of internal control over financial reporting section.

  Internal control over financial reporting

  Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reporting in an accurate and timely manner in accordance with IFRS.

  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reporting information through its review of the interim and annual financial statements.

  There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

  The CEO and the CFO evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee Sponsoring Organizations of the Treadway Commission (“COSO”) as at September 30, 2013. Based on this evaluation as at September 30, 2013, the Company has not identified any additional material weakness in internal controls than that identified during the thirteen months ended June 30, 2013 and that is described as follows:

    There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos, as the Company did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

  During the three months ended September 30, 2013 the Company has been working with the senior management of the subsidiary intending to have the deficiency corrected during the second quarter of fiscal year 2014.

Petaquilla Minerals Ltd.	(In United States dollars, except where noted)

  Changes in internal controls over financial reporting

  The Company continues to review and assess its internal controls over financial reporting. Except for the material weakness described above, there were no significant changes made to internal controls over financial reporting during the three months ended September 30, 2013.

  CAUTIONARY NOTE TO US READERS

  As a British Columbia corporation, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates. Further, PTQ describes mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

  Cautionary Note to US Investors Regarding Mineral Resources

  The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

  This report may use the term “inferred resources”. US readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

  ADDITIONAL INFORMATION

  Additional information relating to PTQ, including news releases, financial statements and prior year MD & A filings, is available on SEDAR at www.sedar.com.